

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

> **Re: Beta FinTech Holdings Ltd**
> **DRS-A filed March 6, 2025**
> **File No. 377-07604**

Dear Xianxin Xiang :

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Form DRS/A filed March 5, 2025

Prospectus Summary, page 1

1. We note your revised disclosure and response to prior comment 1. With a view to revised disclosure, advise us of the following.
    - With respect to underwriting of Chinese municipal bonds, advise us whether this activity requires registration, licenses, permitting or other arrangements from local, provincial or other governments. In this regard, it is unclear what role the municipal governments play and whether any agreements or arrangements are typically entered into with them;
    - With respect to placing services and other offerings, advise us of the number of your Mainland China clients. Tell us whether Article 21 of the Trial Measures

(regarding overseas securities companies serving as sponsors or lead underwriters) applies to you when conducting such activities;

- With respect to any Mainland China clients conducting offerings on which you served as a sponsor, placing agent, underwriter, and so forth, advise us whether any of the clients were or may have been required to register under the Trail Measures.

Beta HK's activities may be deemed as provision of securities brokerage services in Mainland China, page 23

2.   We note the references to a "minimal portion" of clients in Mainland China. To provide context, please revise to quantify the approximate percentage of your clients in Mainland China, as well as the approximate percentage of your revenues generated from Mainland China offerings and clients.

Management's discussion and analysis of financial condition and results of operations
Placing services fees, page 57

3.   We note your revised disclosures in response to prior comment 4. Please further enhance your disclosure to describe the strategic adjustments to the scope and focus of placing services, how these changes align with market conditions and client demand, and the timeline for implementing these changes.

4.   We note your revised disclosures in response to prior comments 5 and 6. Please enhance your disclosure on page 57 to clearly state that revenue was recognized upon completion of the respective placements. Further, please enhance your disclosure on page 79 to indicate the date that each placement was completed. In both instances, your disclosure should effectively communicate the period in which revenue was recognized and how this corresponds to the completion of the performance obligation.

Selling and marketing expenses, page 58

5.   We note your revised disclosures in response to prior comment 7. Please further enhance your disclosure on page 58 to include the beginning and ending dates of the one-year marketing service promotion agreement and whether you expect to incur all remaining costs associated with this agreement during the year ended June 30, 2025.

Our Business, page 75

6.   We note your response to prior comment 10 and the revised disclosure on page 73 that "Beta HK operates in this market in Hong Kong." We also note disclosure of this market on pages 79 and 83. If material, disclose any geographic or other concentration with respect to these underwritings and briefly describe the nature of the projects. Disclose credit ratings, if any, of the borrowers and bonds. Additionally, please briefly explain the liability incurred by the subsidiary providing the various underwriting services and quantify the approximate amount of revenues associated with these offerings.

Note 2. Summary of Significant Accounting Policies, page F-11

7.   Please revise your disclosure describing collateral requirements to include the

information provided in your response to comment 13.

<u>Exhibits</u>

8.   Please revise the legal opinion to remove the assumption that the issuer will "have sufficient authorised but unissued share capital to issue each IPO Share."

<u>General</u>

9.   We note your response to prior comment 2. As the Frost & Sullivan report dated February, 2025 is used in the prospectus and was commissioned by you, please revise to provide a consent. We note that some paragraphs and pages in the prospectus appear to be verbatim from sections of the report.

10.   Please revise to include the opinion on legal matters as to PRC law that will be passed upon for you by AllBright Law Offices.

Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance